Mail Stop 6010

November 16, 2006

Mr. Bryon Look
Executive Vice President and Chief Financial Officer
LSI Logic Corporation
1621 Barber Lane
Milpitas, California 95035

      RE: LSI Logic Corporation
             Form10-K for the year ended December 31, 2005
             File No. 1-10317

Dear Mr. Look:

     We have completed our review of your Form10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant